BRUCE J. RUSHALL EILEEN L. McGEEVER	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

December 8, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington,  DC 20549

Attn:  Ms. Jessica Livingston, Senior Counsel

Re:Ministry Partners Investment Company, LLC

Registration Statement on Form S-1

Filed October 9, 2014

File No. 333-199237

Ladies and Gentlemen:

This letter is in response to the Staff’s letter dated November 6, 2014 regarding the above-referenced Registration Statement.

General

1.Please update for September 30, 2014 in your next filing.

The Company has filed Pre-Effective Amendment No. 1 to the Registration Statement to, among other things, update it to include the Company’s unaudited financial statements and financial information for the nine months ended September 30, 2014.

2. Confirm to the staff that no employees of MP Securities are Officers and/or Directors of the Company and no Officers and Directors of the Company will receive any payments from this offering.

Ms. Susan Reilly is the only dual employee of the Company and MP Securities who serves as an officer of the Company. Ms. Reilly will not receive any payments from the Offering.

Several of the Company’s Managers also serve as Managers of MP Securities. However, none of these persons are employees of MP Securities and none of them will receive any payments from this Offering.

Questions and Answers, page

1. Please revise the fourth and sixth Q&A’s to disclose the range for the last six months for the Swap Index rate and the Variable Index rate.

The Prospectus now sets forth the range for the Swap Index Rate and the Variable Index Rates for the six months ended November 30, 2014 under the fourth and sixth Q&A’s, respectively.

2. Please revise to disclose the total amount issued under the indenture and the total amount, including this offering, which may be issued in the future under the indenture.

No Class 1 Notes have been issued under the Indenture. The Prospectus discloses at several places that up to $85 million of the Class 1 Notes may be issued in this Offering and up to a cumulative of $300,000,000 Class 1 Notes may be issued under the Indenture.

Prospectus Summary, page 11

3. Please include here, or in a new section following the Summary, selected financial data or other summary of financial condition and results for 2013 and the first three quarters of 2014.

The Prospectus now includes a Summary of Financial Information. However, as a smaller reporting company, the Company does not believe this disclosure is required under Item 301 of Rule S-K.

4. Please clarify here or elsewhere, if true, that unpaid principal and accrued interest is paid at maturity.

The “Summary” section of the Prospectus now includes a separate paragraph stating principal and accrued interest on the Notes is paid at maturity.

Our Secured Credit Facilities, page 14

5. Please revise to disclose the amounts available to borrow under the credit facilities at September 30, 2014.

The “Our Secured Credit Facilities” section of the Prospectus now sets forth a separate statement that no additional amounts are available to the Company to borrow under its credit facilities.

MD&A

Liquidity and Capital Resources, page 93

6. Please revise the September 30, 2014 disclosures to discuss the status of the Regulation D offering, including when the company expects the offering to close and disclose the material terms. In addition, disclose the amounts available under all of the company’s credit facilities.

The Prospectus MD&A section now discusses the status of the Company’s Regulation D offering and that no additional borrowings are available under its credit facilities.

The Company notes and acknowledges the last four paragraphs of the Staff’s letter.

Please contact us with any additional questions or comments. We thank you for your expeditious review of this matter.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak

cc:Mr. Mike Volley, Staff Accountant

Mr. James H. Overholt, President

Ministry Partners Investment Company, LLC